

INVEST IN **HEARTYS**

We built a global network for creative industry professionals (aka LinkedIn for creatives)

next.heartys.com   Los Angeles, CA

Highlights

1   Powered by a robust consortium of companies.

2   Makers of over 55 global movies & software solutions for multibillion-dollar companies.

3   The global movie market projected to reach $169 Bn in 2030 (Zion Market Research).

4   The global games market projected to reach $682 Bn in 2030 (ESOMAR,

Vantage Market Research).

5 An international team of over 20 people based in both USA and Europe.

6 $100+ million invested into movies by Petr Jakl (HEARTYS board member) and his partners

7 3,000 people hired for movies by Petr Jakl (HEARTYS board member) and his partners

Featured Investor

 **Jonannes Schilcher**
Syndicate Lead

Follow

Invested $50,000 ⓘ

"As an enthusiastic supporter and investor in Heartys, I am thrilled to share my experience with this incredible platform. Heartys is revolutionizing the entertainment industry by providing a dynamic space where artists, entertainers, and creative professionals can connect, collaborate, and showcase their talents. Our investment in Heartys has been immensely rewarding. The growth and development of the platform have exceeded our expectations, and we are excited about its future potential. Heartys' dedication to continuous improvement and expansion is evident, and we are proud to be part of this journey."

Our Team

 **Sidney Zdenek Hornych** Business Development, Chairman

Our team at Twogether.One, experienced in global projects, developed a WiFi analytics platform for Etisalat by e&, the 12th largest carrier in the world, a mobile data solution for TATA Communication, serving over 40 global clients. Twogether.One, CEO

 **David Stybr** Fund Management

Livento Group, an OTC Market-listed company, merges entertainment and tech innovation. Hosting BOXO Productions with 20+ movies in production. Managing fundraising. Livento Group, CEO

 **Daniel Jaros** Network & Finance

R. U. ROBOT STUDIOS produced films with actors such as Robert De Niro, Michael Caine, John Malkovich, Pierce Brosnan, and many others. Taking care of institutional investor negotiations and strategic relationships. R. U.

ROBOT STUDIOS, CEO



Petr Jakl Advisor

Movie producer, screenwriter and director. Produced films with actors such as Al Pacino, Pierce Brosnan, Michael Caine, Robert De Niro, John Malkovich, and others. Movies and games production, strategic partners and investors networker. PetrJakl.com, CEO



Martin Samal Prosecutor

Managing the Crowning Arts company and its docs as a prosecutor to keep the company in good shape. Crowning Arts, Prosecutor



Joey Gutierrez Business Development

Entrepreneur and strategist experienced with Fortune 500 and startups. Co-Founder of Misfit Labs, he's pivotal in launching startups via concept validation, business planning, and corporate development. Misfit Labs, Managing Director



Tomáš Silný Business Intelligence

A product and data science visionary, worked with Etisalat by e&, Microsoft, T-Mobile, and Tata Communication, leading teams to develop innovative WiFi and mobile data solutions. His expertise in strategy, analysis, and automation. Twogether.One, Partner



Yotis Tonnelier IR, Marketing Officer

Investment Manager at Livento Group, sources deals and helps partners scale. Formerly, Investment Strategist investing €36M in 12 European startups. Livento Group, IR, Marketing Officer



Francis Fytton Finance & Strategy

Legal advisor since 1997, co-founded Internet Advisory Corp, grew it to $100M in 4 yrs. Specializes in IPOs, SEC filings. Director at GCVC, now in FAU's Executive Leadership Program. Livento Group, Finance & Strategy



Ashwin Hassija Governance

Head Investors Rep with 20+ years in Investments, Tech, Real Estate. Excels in identifying growth sectors, managing investor relations in California, and crafting institutional portfolios. MBA from Univ. of San Francisco. Livento Group, Governance



Petr Vit Community Management

Passionate in social media and film, adept at creating engaging videos and



operating cameras on shoots. Skilled in crafting compelling content for diverse platforms, blending creativity with technical expertise. Crowning Arts, Social Media



Martin Zeman Community Management

A dedicated student of marketing based in Prague, passionate about social media, graphic design, and innovative marketing solutions. HEARTYS, Community Manager & Marketing



Martin Mach Creative

Experienced film editor, director, and Creative Director at R.U.Robot studio, skilled in cinematic storytelling and creative leadership. R. U. ROBOT STUDIOS, Creative Director



Marek Stubley Legal

Partner at A3K Law & R.U. ROBOT STUDIOS, specializing in criminal, commercial, and civil law. Known for dedication to client solutions and upholding attorney-client privilege. Also a partner at RUR. R. U. ROBOT STUDIOS, Legal



Ara Keshishian Advisor

Former CAA agent and ZQ Entertainment founder, involved in projects with Natalie Portman and Arnold Schwarzenegger. Currently working on adaptations with George Clooney. R. U. ROBOT STUDIOS, Advisor, Film Producer



Kyle Carriedo HRTS Development

Tech exec leading Misfit Labs operations contributed to Apple's iconic products such as App Store, Music, AppleTV, AppleWatch, and others. Misfit Labs, Operations



Scott Johns HRTS Development

Expert in product and UX/UI design, renowned for innovation and leadership in tech. At Misfit Labs as Managing Partner, driving remarkable user experiences and product development. Misfit Labs, Design



Anthony Alviz HRTS Development

Tech entrepreneur, Co-Founder of Synnova Health, Director at iNewton, LLC, and Software Engineer at LifeWallet and The Code Boutique. Expert in healthcare solutions and product development. Misfit Labs, Engineer



Ben Sharpe HRTS Development

Experienced technology leader with over 25 years in software and game



engineering, including roles as CTO. Expert in Ruby/Rails, system architecture, and scaling platforms, with a history of enhancing backend service. Misfit Labs, Tech

INVESTING INTO HEARTYS

Our primary goal is to create a comprehensive platform with two main purposes:

- Supporting Creators: We provide creators with a robust space to showcase their work, network with industry professionals, and gain valuable insights from established artists. Our platform features a directory similar to LinkedIn, specifically designed for artists and professionals within the entertainment industry to facilitate effective networking and collaboration.
- Attracting Investment: We are building a platform that enables selected projects to gain the attention of investors and partners. Utilizing LLM-assisted risk assessment, we help ensure informed decisions and maximize investment potential.

Our mission is to empower project founders, filmmakers, and developers to collaborate and build communities. Our goal is to develop a platform that serves these individuals by providing tools and services to raise funds, build communities, and facilitate the success of their projects.

Additionally, the platform will be available under a White Label license for B2B clients, focusing on movies, games, digital projects, real estate, and even space industries.

In this initial phase, early investors can invest directly in the parent company, HEARTYS, Inc. As future equity owners in HEARTYS, early investors will have the chance to see increased valuation from HEARTYS success. (*Future projections are not guaranteed*)

One of our key partners is BOXO Production, which has over 20 film titles and expected revenues of over $190 million.

EARLY INVESTORS
1


HEARTYS
WHITE LABEL PLATFORM
SICAV & ETF Funds
Entertainment Oriented Funds
BOXO
PRODUCTIONS
B2B Partners
ACCREDITED INVESTORS
2
Investment Phases
1
2

**SICAV Funds: SICAVs are open-ended investment funds based in Europe.*

***ETFs (Exchange-Traded Funds): ETFs are diverse, marketable securities that track an index or asset and are traded like stocks on an exchange, offering high liquidity and tax efficiency*

Heartys will offer products and services to partners as white-label to B2B partners or directly to funds. Heartys will not be building an investment fund.

KEY SEGMENTS

We want to make filmmakers, developers, explorers, founders and inventors' life easier by allowing them to use our platform off-the-shelf services. We believe our White Label approach will become an important pillar of HEARTYS and diversify our revenue streams.

MOVIES & GAMES

Our comprehensive support includes fundraising assistance and community building tools. Through partnerships like BOXO Production, we enable the

creation of captivating cinematic experiences.

WHITE LABELS



HEARTYS B2B partners can obtain white label licenses allowing partners to use our proprietary technology in the areas of their core businesses. For example in residential and commercial real-estate, space projects and other verticals where automation and accredited and/or retail investors have synergy.

THE NEW ERA



HEARTYS will provides services and solutions in fundraising, marketing, technological, and managerial support for projects in the areas of neural networks, artificial intelligence, machine learning, green technology, web3, datafication, as well as of hyper-automation.

BROADENING HORIZON INTO GAMING ENTERTAINMENT

Expanding into gaming, HEARTYS adopts a strategy similar to our movie approach, exploring beyond conventional platforms into Web3.

Web3's blockchain technology decentralizes the internet, empowering users with data control and facilitating secure transactions.




HOLLYWOOD
Boxo Productions
Boxo Productions is a leading independent film and television production company with truly global ambitions.
BOXO
Simplio
A discovered 'diamond' in games industry. Simplio challenges the status quo in web3 and aims to become a standard in gaming powered by crypto economics.
simplio
Medieval PlayStation 5
Game inspired by Jan Zizka (Medieval) 2022 movie for PlayStation 5 console.
Medieval Mobile
Mobile game inspired by Jan Zizka (Medieval) 2022 movie.
More is More

MODULAR AND FLEXIBLE SAAS & ON-PREMISE WHITE LABELS

The HEARTYS team has worked on many significant projects, ranging from Apple iTunes, Apple Watch, to data gifting technologies for Tata Communications, an analytical platform for the eighth largest operator in the world, E& by Etisalat, to the production of global blockbusters such as Medieval and others (see R.U. Robot Studios).

We therefore understand what it takes to build a scalable platform and ensure its maintenance. That's why we've decided to develop HEARTYS in a modular way, allowing us to flexibly adjust the platform according to the specific needs of our partners in the gaming, real estate, and space segments. We will provide this platform to our partners as a White Label solution on our cloud infrastructure as SAAS or On-Premise on their compatible cloud.

This will bring diversity to our ecosystem and a substantial source of revenue.





ENTERTAINMENT & AIML

Examples of how AI and Machine Learning can be used in the entertainment industry. Interested in knowing more? See R. U. ROBOT Studios AIML White Paper prepared in cooperation with HEARTYS.



EXAMPLE HOW HEARTYS CAN UTILIZE AI IN MOVIE INDUSTRY

01: Analysis of the emotions people have when watching a 57-**Seconds** trailer and visualize them in the video frames to improve the trailer prior releasing it. Analysis by MONET Networks.

02: Analysis of leveraging AIML in Movies and Physical Studio Buildings is part of HEARTYS White Paper to better showcase how one of the HEARTYS' partner uses AI to improve ROI. Analysis by internal resources.

THE NUMBERS

We build a platform serving multi-billion dollar industries.

The numbers on the charts represent the market size and value of the key HEARTYS target segment: movies and games.





Sources:

- https://www.zionmarketresearch.com/report/global-movies-entertainment-market

- https://www.vantagemarketresearch.com/industry-report/gaming-market-2320

REVENUE STREAMS

Each stream represents our commitment to not only driving profitability but also reinvesting in our mission to support the target segments.



ABOUT US

HEARTYS is a consortium of R. U. ROBOT STUDIOS, a feature movies & games studio; Misfit Labs, US-based full-stack solution builders; Livento Group, stock-exchange company focused on disruptive business models and Twogether.One, a venture builder studio.

Powered by a robust consortium of companies and individuals, each bringing a unique set of skills and expertise to the table, HEARTYS is more than a platform - it's a holistic ecosystem that nurtures artists, facilitates intelligent investments, and fosters a symbiotic environment where creativity and capital coalesce.


LIVENTO GROUP
Stock-exchange company focused on disruptive business models
LIVENTO GROUP
Crowning Arts
A hate-free social network with educational approach for artists.
CROWNING ARTS
Misfit Labs
US-based full-stack solution and venture builders.
MISFIT LABS
R. U. ROBOT
STUDIOS
R. U. ROBOT Studios
Full feature movies and games studios based in LA & Prague.
R. U. ROBOT

Petr Jakl

Our early supporter, movie and games producer and entrepreneur.

PetrJakl

Twogether.One

Venture Builders which are part of innovative ICT
AIML Dept. at R. U. ROBOT Studios

Two

PETR JAKL

Petr Jakl is HEARTYS partner and supporter. Petr is an entrepreneur and filmmaker born in the Czech Republic. Petr set up a strategic partnership with ZQ Entertainment, the production company run by producer and former CAA agent Ara Keshishian.

Petr's path to filmmaking was not typical. From his childhood in the Czech Republic (then Czechoslovakia), Petr devoted himself to athletics, and he was a ten-time National Judo Champion of the Czech Republic. He won the Judo World Cup and was twice awarded the bronze medal at the Academic World Championship.

Read more at Petr's website. https://www.petrjakl.com/



PETR JAKL, HEARTYS PARTNER.

Producer, director, stuntman, screenwriter, serial entrepreneur and philanthropist.

★ **$100M+** invested
★ **3,000+** people hired for movies
★ **55+** movies produced and in production
★ visit www.PetrJakl.com

ACTORS WHO WORKED WITH PETR

      

| SAMUEL L. JACKSON | PIERCE BROSNAN | AL PACINO | ROBERT DE NIRO | JOHN MALKOVICH | MICHAEL CAINE | BEN FOSTER |

 Showreel, Producer Petr Jakl

 Watch later    Share




Watch on YouTube


MOVIES PRODUCED BY PETR JAKL, HEARTYS INVESTOR
AMERICAN TRAITOR
MEDIEVAL
FOR LOVE. FOR HONOR.
SEPTEMBER 2022
ONE TRUE LOVES
SAVAGE SALVATION
57 SECONDS
THE MISFITS
LAST FULL MEASURE
MICHAEL CAINE AUBREY PLAZA
BEST SELLERS

OUR JOURNEY

The following graph shows our planned approach to building HEARTYS platform.


Next steps —
THE MILESTONE
BLUE PRINT
Documentation of the system
Design and user journey logic
Detailed roadmap available
RELEASE
Developing marketing materials: 3 months
Marketing and Distribution: 1-2 m
Preparing for the launch: 2 m
Engaging with brokers: 1-5 m
START
+3 months
~12 months
~5 months
~1 month
Seeding
Company setup
CF SEC filing
Marketing & Launch Campaign
Platform docs start
PLATFORM SETUP
Legal and Regulatory Framework: 3-12 months
Engage Service Providers: 1-3 m
Index Selection and Licensing: 1-3 m
Creation of the Seed Basket: 1 m
Platform development: 8 m
HEARTYS RELEASE
Launch: Immediate once all preparations are complete.
Continuous development of new features, new business models, new revenue streams

FINANCE

A percentage of the raise is planned to be used for marketing and communication, technology, research and development, company, legal, and accounting and we also count with 4% reserve.



FINANCIAL ALLOCATIONS

Reserve — 4%

WeFunder Fee — 7.9%

Company, Legal & Accounting — 29%

Technology, Research & Development — 30%

Marketing & Communication — 29.1%